Exhibit 99.1

THE COMPANY'S SUBSIDIARY, PLAZA CENTERS N.V., ANNOUNCED WITHHOLDING OF MATERIAL PAYMENTS AND UPDATING ON LIQUIDITY SITUATION

Tel Aviv, November 14, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), has announced that as consistently reported in Plaza's statements to shareholders, Plaza has faced challenging market conditions for some years. As indicated by Plaza, these have primarily been caused by the underlying economic situation in many of the countries in which Plaza operates, combined with the lack of transactional liquidity in the investment markets for assets such as those owned by Plaza and the ongoing lack of traditional bank financing available to real estate developers and investors.

Plaza had furthered elaborated that, against this background, Plaza’s management team has made considerable progress in re-positioning its business model to ensure that it is focused on the deleveraging of its balance sheet and the recycling of capital, primarily through the disposal of its non-core assets.  In 2013 alone, Plaza has raised approximately €61 million through the disposal of five assets and the collection of the remaining proceeds from the transaction in the US. In addition, Plaza has successfully applied intensive asset management initiatives to maximize the income generated by its portfolio of investment assets, seeing marked improvement in its turnover, footfall and occupancy levels (including a recently secured anchor tenant for Torun Plaza which has leased 7% of the mall’s space), and has also had success in refinancing a €59.3 million loan secured against one of its largest assets, Riga Plaza in Latvia.

Plaza had emphasized that it continues to manage all its assets intensively, with a view to preparing them for sale in an improving market supported by improving operating figures of the assets.

However, despite ongoing efforts to progress a number of asset disposals and complete some alternative financing transactions, Plaza has not been able to complete these deals within a timeframe that will enable it to meet its short term obligations towards its bondholders, specifically an approximately €15 million payment due from Plaza to its Polish bondholders on 18 November 2013 and an approximately €17 million payment due from Plaza to its Israeli bondholders on 31 December 2013.

As Plaza reported, Plaza today holds approximately €23 million of free cash balances while an additional approximately €10 million of cash is held as restricted cash on a consolidated basis. Plaza’s auditors, as part of an ongoing review of Plaza’s 30 September 2013 financial statements which are expected to be completed in the last week of November 2013, have notified Plaza that it is likely that they will include an emphasis of matter paragraph in their review report on the interim financial statements, referring to the liquidity situation and potential impact on Plaza’s ability to continue operating as a going concern.

In light of the above, Plaza had announced that its board has concluded that it will withhold payment on the upcoming maturities of the bonds and approach the creditors of Plaza with a restructuring plan in a formalized restructuring process within a few days. As Plaza had stated in its announcement, given the strong balance sheet of Plaza on a going concern basis, the restructuring plan that will be initiated by Plaza will be aimed at resolving the present liquidity situation in order to safeguard the continuity of Plaza and preserve value for the creditors. In addition, Plaza had notified that in the meantime, Plaza will refrain from incurring additional material financial liabilities.

Plaza expects that the trading of the Israeli bonds will be suspended by the Tel Aviv Stock Exchange for a limited period. Plaza reported that a further update will be provided in due course.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Company will be unable to reach definitive agreements to refinance the loans owing to Bank Hapoalim, the risk that the proposed refinancing with Bank Hapoalim with not be approved by the requisite majority of its creditors, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il